EXHIBIT 4.11

CYCLO THERAPEUTICS, INC.
DESCRIPTION OF SECURITIES REGISTERED UNDER SECTION 12 OF THE EXCHANGE ACT

The following is a brief description of the securities of Cyclo Therapeutics, Inc., a Nevada corporation (“Cyclo,” “we,” or “the Company”) which are registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended, which are (i) shares of the Company’s common stock (“common stock”) and warrants (“Warrants”) to purchase common stock as of December 31, 2023. The brief description is based upon our Articles of Incorporation (as amended, our “Articles of Incorporation”), our Bylaws (our “Bylaws”), and provisions of applicable Nevada law. This summary does not purport to be complete and is subject to, and qualified in its entirety by, the full text of our Articles of Incorporation and Bylaws, each of which is filed as an exhibit to our Annual Report on Form 10-K for our fiscal year ended December 31, 2023 (“Annual Report”).

General

Our Articles of Incorporation authorizes us to issue up to 250,000,000 shares of common stock, par value $0.0001 per share (“common stock”), and 5,000,000 shares of preferred stock, par value $0.0001 per share. No shares of our authorized preferred stock have been issued or are currently outstanding. Pursuant to our Articles of Incorporation, our Board of Directors generally has the authority to designate, from time to time and without stockholder approval, preferred stock in one or more class or series, and to prescribe with respect to each such class or series the voting powers, if any, designations, preferences, and relative, participating, optional, or other special rights, and the qualifications, limitations, or restrictions relating to such class or series.

Common Stock

Dividend Rights

Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of our common stock are entitled to receive dividends out of funds legally available at the times and in the amounts that our board of directors may determine.

Voting Rights

Each holder of our common stock is entitled to one vote for each share of our common stock held on all matters submitted to a vote of stockholders. Unless a different proportion is required by the Articles of Incorporation, the Bylaws, or the Nevada Corporations Act, on all matters other than the election of directors, the affirmative vote of a majority of the voting power of the shares present or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders. Directors are elected by a plurality of the votes cast by the shares entitled to vote in the election at a meeting at which a quorum is present. Cumulative voting for the election of directors is not provided for in our Articles of Incorporation.

No Preemptive or Similar Rights

Holders of our common stock do not have preemptive rights, and our common stock is not convertible or redeemable.

Consideration for Shares

The common stock authorized by the Articles of Incorporation may be issued from time to time for such consideration as is determined by our board of director.

Miscellaneous

All outstanding shares of our common stock are fully paid and nonassessable.

Right to Receive Liquidation Distributions

Upon our dissolution, liquidation or winding-up, the assets legally available for distribution to our stockholders are distributable ratably among the holders of our common stock, subject to the preferential rights and payment of liquidation preferences, if any, on any outstanding shares of preferred stock.

Exchange Listing

Our common stock is listed on The NADAQ Capital Market under the symbol “CYTH.”

Warrants

As of December 31, 2023, we had outstanding publicly-traded Warrants to purchase an aggregate of 2,303,000 shares of our common stock (“Warrants”) at an exercise price of $5.00 per share. The Warrants were issued on December 11, 2020 in connection with our underwritten public offering and are exercisable at any time up for a period of five years following the date of issuance, expiring on or prior to 5:00 pm EST on December 11, 2025.

The exercise price per whole share of common stock purchasable upon exercise of the Warrants is $5.00 per share. The exercise price is subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting our common stock and also upon any distributions of assets, including cash, stock or other property to our stockholders. The holder of a Warrant will not be deemed a holder of our underlying common stock until the Warrant is exercised. No fractional shares will be issued. If a holder would otherwise be entitled to receive a fractional share, the Company will pay cash equal to the product of the fraction multiplied by the exercise price in lieu of issuing a fractional share.

Subject to limited exceptions, a holder of Warrants will not have the right to exercise any portion of its Warrants if the holder, together with its affiliates, would beneficially own in excess of 9.99% of the number of shares of our common stock outstanding immediately after giving effect to the exercise. In addition, a holder may elect to not have the right to exercise any portion its Warrants if the holder would beneficially own more than 4.99% of the number of shares of our common stock outstanding immediately after giving effect to the exercise, except that upon at least 61 days’ prior notice from the holder to us, the holder may increase the amount of ownership of outstanding stock after exercising the holder’s Warrants up to 9.99% of the number of shares of our common stock outstanding immediately after giving effect to the exercise.

In the event of a “Fundamental Transaction” by the Company, such as a merger or consolidation of it with and into another company, the sale or other disposition of all or substantially all of the Company’s assets in one or a series of related transactions, a purchase offer, tender offer or exchange offer, or any reclassification, reorganization or recapitalization of the Company’s common stock with another person or group whereby such person or group acquires more than 50% of the Company’s outstanding common stock, then the Warrant holder will have the right to receive, for each share of common stock issuable upon the exercise of the Warrant, at the option of the holder, the number of shares of common stock of the successor or acquiring corporation or of the Company, if it is the surviving corporation, and any additional consideration payable as a result of the Fundamental Transaction, that would have been issued or conveyed to the Warrant holder had the holder exercised the Warrant immediately preceding the closing of the Fundamental Transaction. In lieu of receiving such common stock and additional consideration in the Fundamental Transaction, the Warrant holder may elect to have the Company or the successor entity purchase the Warrant holder’s Warrant for its fair market value measured by the Black Scholes method

The Company will promptly notify the Warrant holders in writing of any adjustment to the exercise price or to the number of the outstanding warrants, declaration of a dividend or other distribution, a special non-recurring cash dividend on or a redemption of the common stock, the authorization of a rights offering, the approval of the stock holders required for any proposed reclassification of the common stock, a consolidation or merger by the Company, sale of all or substantially all of the assets of the Company, any compulsory share exchange, or the authorization of any voluntary or involuntary dissolution, liquidation, or winding up of the Company

The Warrants are issued in registered form under a Warrant Agent Agreement between VStock Transfer LLC (“Warrant Agent”) and the Company. The Warrants were initially be represented only by one or more global warrants deposited with the Warrant Agent, as custodian on behalf of The Depository Trust Company (DTC) and registered in the name of Cede & Co., a nominee of DTC, or as otherwise directed by DTC.

The Warrants contain a contractual provision stating that all questions concerning the construction, validity, enforcement and interpretation of the Warrants are governed by and construed and enforced in accordance with the internal laws of the State of New York, without regard to the principles of conflicts of law.

The Warrants are traded on The Nasdaq Capital Market under the symbol “CYTHW.”

This summary of the Warrants is not complete, and is qualified in its entirety by, the full text of the Form of Public Warrant Agreement and Form of Warrant Agency Agreement, which are filed as exhibits to our Annual Report on 10-K.

Anti-Takeover Effects of Certain Provisions of our Certificate of Incorporation, Bylaws and Nevada Law

General. Certain provisions of our Articles of Incorporation and our Bylaws, and certain provisions of the Nevada Revised Statutes ("NRS") could make our acquisition by a third party, a change in our incumbent management, or a similar change of control more difficult. These provisions, which are summarized below, are likely to reduce our vulnerability to an unsolicited proposal for the restructuring or sale of all or substantially all of our assets or an unsolicited takeover attempt. The summary of the provisions set forth below does not purport to be complete and is qualified in its entirety by reference to our Articles of Incorporation and our Bylaws and the applicable provisions of the NRS.

Articles of Incorporation and Bylaws

Our Articles of Incorporation and Bylaws contain the following anti-takeover provisions that may have an anti-takeover effect of delaying, deferring or preventing a change in control of the Company:

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We have shares of common stock and preferred stock available for issuance without stockholder approval. The existence of  unissued and unreserved common stock and preferred stock may enable the Board to issue shares to persons friendly to current management or to issue preferred stock with terms that could render more difficult or discourage a third-party attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise, thereby protecting the continuity of our management.

●	Special meetings of the stockholders may be called only by the Board or the Chief Executive Officer (or in the absence of a Chief Executive Officer, the President).

●	The Board may adopt, alter, amend or repeal our Bylaws without stockholder approval.

●

Unless otherwise provided by law, any newly created directorship or any vacancy occurring on the Board for any cause may be filled by the affirmative vote of a majority of the remaining members of the Board, even if such majority is less than a quorum, and any director so elected shall hold office until the expiration of the term of office of the director whom he or she has replaced or until his or her successor is elected and qualified.

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Stockholders must follow advance notice procedures to submit nominations of candidates for election to the Board at an annual or special meeting of our stockholders and must follow advance notice procedures to submit other proposals for business to be brought before an annual meeting of our stockholders.

Anti-takeover Effects of Nevada Law

The Nevada Revised Statutes contain provisions governing the acquisition of a controlling interest in certain Nevada corporations. Nevada's "acquisition of controlling interest" statutes (NRS 78.378 through 78.3793, inclusive) contain provisions governing the acquisition of a controlling interest in certain Nevada corporations. These "control share" laws provide generally that any person that acquires a "controlling interest" in certain Nevada corporations may be denied voting rights, unless a majority of the disinterested stockholders of the corporation elects to restore such voting rights. These laws will apply to us as of a particular date if we were to have 200 or more stockholders of record (at least 100 of whom have addresses in Nevada appearing on our stock ledger at all times during the 90 days immediately preceding that date) and do business in the State of Nevada directly or through an affiliated corporation, unless our articles of incorporation or bylaws in effect on the tenth day after the acquisition of a controlling interest provide otherwise. These laws provide that a person acquires a "controlling interest" whenever a person acquires shares of a subject corporation that, but for the application of these provisions of the NRS, would enable that person to exercise (1) one-fifth or more, but less than one-third, (2) one-third or more, but less than a majority or (3) a majority or more, of all of the voting power of the corporation in the election of directors. Once an acquirer crosses one of these thresholds, shares which it acquired in the transaction taking it over the threshold and within the 90 days immediately preceding the date when the acquiring person acquired or offered to acquire a controlling interest become "control shares" to which the voting restrictions described above apply. In addition, our Articles of Incorporation expressly permit the redemption of "control shares" pursuant to NRS 78.3792. These laws and provisions may have a chilling effect on certain transactions if our Articles of Incorporation or Bylaws are not amended to provide that these provisions generally do not apply to us or to an acquisition of a controlling interest, or if our disinterested stockholders do not confer voting rights in the control shares.

Nevada's "combinations with interested stockholders" statutes (NRS 78.411 through 78.444, inclusive) provide that specified types of business "combinations" between certain Nevada corporations and any person deemed to be an "interested stockholder" of the corporation are prohibited for two years after such person first becomes an "interested stockholder" unless the corporation's board of directors approves the combination (or the transaction by which such person becomes an "interested stockholder") in advance, or unless the combination is approved by the board of directors and sixty percent of the corporation's voting power not beneficially owned by the interested stockholder, its affiliates and associates. Furthermore, in the absence of prior approval certain restrictions may apply even after such two-year period. For purposes of these statutes, an "interested stockholder" is any person who is (1) the beneficial owner, directly or indirectly, of 10% or more of the voting power of the outstanding voting shares of the corporation, or (2) an affiliate or associate of the corporation and at any time within the two previous years was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then-outstanding shares of the corporation. The definition of the term "combination" is sufficiently broad to cover most significant transactions between a corporation and an "interested stockholder". These laws generally apply to Nevada corporations with 200 or more stockholders of record. Our Articles of Incorporation expressly permit the redemption of control shares pursuant to NRS 78.3792.

In addition, NRS 78.139 also provides that directors may resist a change or potential change in control of the corporation if the board of directors determines that the change or potential change is opposed to or not in the best interest of the corporation upon consideration of any relevant facts, circumstances, contingencies or constituencies pursuant to NRS 78.138(4).

Transfer Agent and Registrar

The transfer agent and registrar for our common stock and Warrants is Vstock Transfer, LLC. Its mailing address is 18 Lafayette Place, Woodmere, NY 11598 and its telephone number is (212) 828-8436.

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